SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 11, 2004

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

Suite 900, 570 Granville Street

Vancouver, B.C.  V6C 3P1

May 11, 2004

TSX: QC.A and QC.B

NEWS RELEASE

Annual and Special Meeting June 16, 2004

Vancouver, British Columbia, May 11, 2004  – Quest Capital Corp. (“Quest” or the “Company”), announces that it has set June 16, 2004 for its Annual and Special General Meeting.  The meeting will be held in the Shuswap Room at the Four Season’s Hotel in Vancouver, British Columbia at 10:00 am.

The Company would also like to announce that its 2003 Annual Report and financial results have been released.  Please visit the Company’s website (www.questcapcorp.com) or www.sedar.com to review the 2003 Annual Report and financial results.

At the meeting, holders of Quest Class A and Class B shares will be asked to approve amendments to the Articles of the Company relating to the rights, privileges, restrictions and conditions attaching to the Class A shares and Class B shares.

After considering, among other things, the negative market perception associated with maintaining a dual share class structure, the Board believes it is in the best interest of the Company to eliminate the dual share class structure.  The Company is proposing to include provisions that will allow the holders of Class B shares to convert their Class B shares into 1.25 Class A shares for each Class B share held and to modify the voting rights of the Class B shares to be the same as the Class A shares.  The Company will also be permitted to give notice of conversion on the same basis.

The Company expects that most of the holders of the Class B shares will give notice to convert their Class B shares into Class A shares promptly following the date that the amendments to the Articles are effective.  The Company will review the number of outstanding Class B shares and if the number outstanding falls below a sufficient number to maintain, in the Company's opinion, a sufficiently liquid market in the Class B shares, the Company intends to provide notice of conversion of all remaining Class B shares into Class A shares on or about such date.

The Board of Directors, arrived at the conversion ratio of 1.25 Class A shares for each Class B share based, among other things, on a fairness opinion received from a national investment dealer and the recommendation of a special independent committee.  The Board of Directors believes that this is fair to holders of both classes of shares and supports the amendment of the Company's Articles.

Approval of a majority of the minority shareholders of the Company will be sought in connection with the resolutions to amend the Articles.  The Company will also comply with provisions of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission amending its Articles.   For further details please refer to the Notice of Meeting and Information Circular filed on www.sedar.com or Quest’s website.

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services specifically bridge loans to small and mid-cap companies in North America.  Quest’s primary expertise is providing asset backed commercial bridge loans of between $500,000 and $20,000,000 to publicly listed companies, generally operating in industries such as mining, oil and gas, real estate and manufacturing.

The Company’s shares are listed on the TSX and trade under the symbols QC.A and QC.B.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact investor relations at 1-800-318-3094:

Quest Capital Corp.

“Brian E. Bayley”

“A. Murray Sinclair”

Chief Executive Officer

Managing Director

For additional information, please contact;

Michael Atkinson, Director of Business Development

Tel:

(604) 689-1428

Toll free:

(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	May 11, 2004	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.